VIA EDGAR

Form RW

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Date: October 19, 2021

Re:	Bedford Energy Inc.
Request for Withdrawal of Registration Statement on Form 10
Filed September 27, 2021
File No. 000-56346
CIK: 0001683168
Accession Number: 0001683168-21-004496

Dear Sir/Madam:

Bedford Energy, Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced registration statement on Form10, together with all exhibits thereto (the “Registration Statement”).

Thank you for your kind attention to this matter.

Should you have any questions relating to the foregoing, please feel free to contact the Registrant's legal counsel Neal Hutchinson at 904 307 9627 nhlawfinance@gmail.com.

Very truly yours,

BEDFORD ENERGY, INC.

By: /s/ Adam Reiser
Adam Reiser
Chief Executive Officer